SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Hon. John K. Trotter (Ret.)

Trustee

PG&E Fire Victim Trust

Two Embarcadero Center, Suite 1500

San Francisco CA, 94111

617-856-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	69331C108

1	NAMES OF REPORTING PERSONS PG&E Fire Victim Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,743,590 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,743,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,743,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)    Subject to limited exceptions, the PG&E Fire Victim Trust (the “Trust”) has entered into an agreement with PG&E Corporation (the “Company” or the “Issuer”) pursuant to which all shares of common stock, no par value (the “Common Stock” or “Shares”) of the Company held by the Trust in excess of 9.9% of the outstanding shares of Common Stock are subject to “mirror voting,” whereby such shares of Common Stock will be voted in the same proportion as the votes of all other stockholders of the Issuer on all matters except for those directly related to the natural environment or safety (“Mirror Voting”). See Items 4 and 5.

(2)    Percent of class is calculated based on 1,985,105,703 shares of Common Stock of the Issuer, which is the total number of shares outstanding on April 26, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2021.

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SCHEDULE 13D

CUSIP No.	69331C108

1	NAMES OF REPORTING PERSONS Hon. John K. Trotter (Ret.), solely in his capacity as Trustee of the PG&E Fire Victim Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,743,590 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,743,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,743,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)    Subject to limited exceptions, the Trust has entered into an agreement with the Issuer pursuant to which all shares of Common Stock held by the Trust in excess of 9.9% of the outstanding shares of Common Stock are subject to Mirror Voting. See Items 4 and 5.

(2)    Percent of class is calculated based on 1,985,105,703 shares of Common Stock of the Issuer, which is the total number of shares outstanding on April 26, 2021 as reported in the Issuer’s Quarterly Report filed with the SEC on April 29, 2021.

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Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons in respect of the Common Stock on July 10, 2020 (the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information set forth in Item 4 of the Schedule 13D, as amended, is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by:

A.	Adding immediately before the underlined heading “Trust Agreement” the following text:

PG&E Fire Victim Trust Share Exchange and Tax Matters Agreement

On July 8, 2021, the Issuer, Pacific Gas and Electric Company (the “Utility”) PG&E ShareCo LLC, a wholly-owned subsidiary of the Issuer the sole purpose of which will be to hold New Shares as described below (“ShareCo”), and the Trust entered into the PG&E Fire Victim Trust Share Exchange and Tax Matters Agreement (the “Exchange Agreement”), pursuant to which the parties agreed to exchange the 477,743,590 shares of the Issuer’s Common Stock issued to the Trust pursuant to the Plan (the “Plan Shares”) for an equal number of newly-issued shares of the Issuer’s Common Stock (the “New Shares”).

In connection with entering into the Exchange Agreement, the Utility has agreed to make an election to treat the Trust as a “grantor trust” for U.S. federal income tax purposes. The Trust was initially formed as a “qualified settlement fund” for U.S. federal income tax purposes. As such, based on current tax rates, the Trust would be taxed at a combined federal and state tax rate in excess of 40%, including on any gains from the sale of the Plan Shares. As contemplated by the Plan, the Debtors sought from the Internal Revenue Service a Private Letter Ruling that would enable the parties to elect “grantor trust” status for U.S. federal income tax purposes and sell the shares on a tax free basis without any tax to the Trust or the Debtors. As provided in the Private Letter Ruling issued in response to this request, this tax-free treatment would be available to both the Trust and the Debtors only if the Debtors and the Trust can meet certain requirements relating to sales of the Issuer’s stock. The Exchange Agreement is intended to facilitate compliance with these requirements.

Under the Exchange Agreement, the Issuer will issue 477,743,590 New Shares to ShareCo, which will hold them in a designated brokerage account pending delivery to the Trust as set forth below. When the Trust desires to sell Plan Shares, the Trust may exchange the number of Plan Shares intended to be sold for a corresponding number of New Shares on a share-for-share basis (without any further consideration payable by either party) and thereafter promptly dispose of the New Shares in one or more transactions with one or more third parties. In the event that the Trust is unable to timely dispose of New Shares, under certain circumstances the unsold New Shares (such shares, the “Nonconforming New Shares”) may, prior to their sale by the Trust, be exchanged for additional newly issued shares of Common Stock of the Issuer (“Replacement

Shares”) which has authorized a reserve of up to 250,000,000 additional shares of Common Stock for these purposes. Replacement Shares received in exchange for Nonconforming New Shares may then be promptly sold by the Trust, as in the case of New Shares received in exchange for Plan Shares. In the event that the Trust sells any Common Stock subject to the Exchange Agreement without complying with the terms of the Exchange Agreement, the Trust may be required to make a payment to the Utility designed to compensate the Utility for certain adverse tax consequences arising from nonconforming sale transactions.

A copy of the Exchange Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. The description of the Exchange Agreement set forth above is qualified entirely by reference to Exhibit 1.

B.	Deleting the caption “Registration Rights Agreement” and the information thereunder, and substituting the following in lieu thereof:

Amended and Restated Registration Rights Agreement

On July 8, 2021, in connection with entering into the Exchange Agreement, the Trust entered into an amended and restated registration rights agreement (the “Trust RRA”) with the Issuer. The Trust RRA amends and restates the Registration Rights Agreement dated July 1, 2020 between the Trust and the Issuer. Among other things, pursuant to the terms of the Trust RRA:

•

The Issuer is required to maintain the registration of the Plan Shares, and file either a new registration statement (the “Registration Statement”) or an amendment or supplement to the registration statement on Form S-3ASR (File No. 333-253630-01), filed by the Issuer on February 26, 2021, promptly following the effective date of the Exchange Agreement to effect the registration of the New Shares, and any other shares issuable by the Issuer to the Trust pursuant to the Exchange Agreement or the Plan;

•

subject to customary suspension rights, the Issuer is required to use commercially reasonable best efforts to cause such Registration Statement, as amended or supplemented from time to time, to remain continuously effective under, and properly amended, supplemented and replaced as required by, the Securities Act of 1933 (as amended) until the date as of which there are no longer “registrable securities” (as defined in the Trust RRA) outstanding;

•

subject to certain limitations, the Trust has the right (i) to require the Issuer to assist the Trust with effecting periodic underwritten offerings (including block trades) of the Issuer’s Common Stock and (ii) to include the Trust’s shares of the Issuer’s Common Stock in offerings of Common Stock by the Issuer (whether for the Issuer’s account or the account of any other equity holder of the Issuer); and

•

subject to certain requirements, the Trust will agree to customary lock-up periods not to exceed 90 days following offerings of Common Stock by the Issuer (whether for the Issuer’s own account or the account of the Trust or otherwise).

In addition, the Issuer is required to pay the fees and expenses incident to the Issuer’s registration obligations under the Trust RRA, including fees and expenses for one counsel for the Trust (subject to a cap) in connection with the initial registration and each assisted underwritten offering, but excluding any underwriting discounts or commissions or fees and expenses of the Trust. The Trust RRA contains customary indemnification and contribution provisions.

As provided in the Trust RRA, shares of the Issuer’s Common Stock held by the Trust in excess of 9.9% of the outstanding shares of the Issuer’s Common Stock are subject to “mirror voting,” whereby such shares will be voted in the same proportion as the votes of all other shareholders of the Issuer on all matters except for those directly related to the natural environment or safety (“Mirror Voting”).

A copy of the Trust RRA is filed as Exhibit 2 hereto and is incorporated by reference. The description of the Trust RRA set forth above is qualified entirely by reference to Exhibit 2.

Item 5.	Interest in Securities of the Issuer

Each of paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)

As of the date hereof, the Trust beneficially owns directly 477,743,590 shares of Common Stock, currently representing 24.1% of the Issuer’s Common Stock, based on the Trust’s ability to direct the disposition of such shares of Common Stock.

Pursuant to the Plan, in certain circumstances the Issuer is required to issue additional shares of Common Stock to the Trust if, after the Effective Date, the Issuer issues additional shares of Common Stock pursuant to the Plan. The number of additional shares to be issued to the Trust is determined such that the Trust would have owned 22.19% of the outstanding Common Stock (as calculated pursuant to the Plan), assuming that any such additional issuances had occurred on the Effective Date. On August 3, 2020, the Issuer issued additional shares to the underwriters in the Issuer’s equity units offering (conducted as part of the Plan) pursuant to the underwriters’ exercise of their over-allotment option for that offering, and the Trust received, for no additional consideration, an additional 748,415 shares of Common Stock. The Trust’s right to receive these additional shares became fixed and irrevocable pursuant to the Plan on the July 1, 2020 Effective Date.

The Trustee, solely in his capacity as Trustee of the Trust, may be deemed to indirectly beneficially own the Common Stock held by the Trust. The Trustee specifically disclaims beneficial ownership of the securities held by the Trust that he does not directly own or control.

(b)

Items 7 through 10 of each of the cover pages of this Amendment are incorporated herein by reference. Neither the Trust nor the Trustee has sole or shared power to vote or direct the voting of any shares of Common Stock beneficially owned by the Trust, to the extent that such shares exceed 9.9% of the outstanding shares of Common Stock of the Issuer (other than matters directly related to the natural environment or safety), as they are subject to Mirror Voting (as described in Item 4).

The remainder of Item 5 of the Schedule 13D remains in effect.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information set forth in Item 4 of the Schedule 13D, as amended, is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	PG&E Fire Victim Trust Share Exchange and Tax Matters Agreement, dated as of July 8, 2021, by and among PG&E Corporation, Pacific Gas and Electric Company, PG&E ShareCo LLC and the PG&E Fire Victim Trust (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 9, 2021).

2	Amended and Restated Registration Rights Agreement, dated as of July 8, 2021, by and between PG&E Corporation and the PG&E Fire Victim Trust (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 9, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2021

PG&E FIRE VICTIM TRUST

By:	/s/ John K. Trotter
Name:	Hon. John K. Trotter (Ret.)
Title:	Trustee

/s/ John K. Trotter
Hon. John K. Trotter (Ret.), solely in his capacity as trustee of the PG&E Fire Victim Trust